January 5, 2016

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

United States of America

Re: Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”)

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-33422

Dear Ms. Thompson:

                                    On behalf of Edenor, we are writing to confirm receipt of your letter dated December 30, 2015, related to the above-referenced Form 20-F (the “Letter”).  We expect to provide you with a response to the Letter by January 29, 2016.

                                                            Sincerely,

                                                                        /s/ Leandro Montero

                                                                        Name: Leandro Montero

                                                                        Title: Chief Financial Officer

[BUENOSAIRES 55016_1]